June 19, 2009

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attn:	Gary R. Todd
Reviewing Accountant

Timothy Buchmiller
Senior Attorney

Re:	Cypress Semiconductor Corporation
Form 10-K for the fiscal year ended December 28, 2008
Filed on February 26, 2009
File No. 001-10079

Ladies and Gentlemen:

Cypress Semiconductor Corporation (“Cypress”) submits this revised letter response to comments from the Staff of the Securities and Exchange Commission (the “Staff”) received by letter dated April 24, 2009, relating to Cypress’s 2008 Form 10-K filed on February 26, 2009 and 2009 definitive proxy statement pursuant to Regulation 14A filed on April 8, 2009. This letter revises in its entirety Cypress’s response to comment #7 as previously submitted on May 29, 2009.

In this letter, we have recited comment #7 from the Staff in italicized, bold type and have followed it with Cypress’s response.

7.	We refer to your disclosure on page 23 of the proxy statement that has been incorporated by reference. Please show us why the number of shares beneficially owned by T.J. Rodgers decreased from the number of shares reported as beneficially owned by him in the Schedule 13D/A referenced in footnote 16 to your table as compared to the number of shares beneficially owned by Mr. Rodgers’ held as of the Record Date. If the decrease is the result of dispositions by Mr. Rodgers subsequent to the date on which he filed the Schedule 13D/A, please tell us the dates on which those dispositions occurred and where any related reports under Section 16 of the Securities Exchange Act have been filed.

Response:

In response to the Staff’s comment we respectfully advise that the decrease in the number of shares beneficially held by Mr. Rodgers as of the Record Date as disclosed in the 2009 proxy statement versus the Schedule 13D/A referenced in footnote 16 to the beneficial ownership table is not the result of dispositions or acquisitions by Mr. Rodgers during the period in question. Below is a breakdown of items included in Schedule 13D/A versus the proxy statement:

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(1) Stock Options Exercisable within 60 days: Mr. Rodgers’ Schedule 13D/A disclosure includes the aggregate of all options to purchase shares of common stock held by Mr. Rodgers (10,329,486 stock options). The proxy disclosure rules require the disclosure of stock options that have vested or are exercisable within 60 days of the Record Date. Therefore, the proxy disclosure only included options to purchase 9,339,518 shares of common stock which are exercisable within 60 days of the Record Date. Accordingly, the proxy statement disclosure does not include 989,968 stock options that will vest later than 60 days from the Record Date.

(2) Forfeited Restricted Stock: Mr. Rodgers’ Schedule 13D/A disclosure includes 109,351 shares of restricted stock that were subsequently forfeited by Mr. Rodgers, and therefore, not included in the proxy statement. The forfeited shares of restricted stock were disclosed in the Schedule 13D/A filing as part of 659,235 shares of restricted stock targeted by Mr. Rodgers under Cypress’s 2008 performance-based accelerated restricted stock program (“PARS”). At the end of the performance period, and upon determination by the Compensation Committee that certain 2008 performance metrics were not 100% achieved, 109,351 shares of common stock were forfeited and cancelled.

(3) Shares Not Grossed Up by Spin Factor: Mr. Rodgers’ Schedule 13D/A disclosure includes 1,250 options held by his wife, Valeta Massey, that should have been adjusted by the SunPower spin-off ratio of 4.12022, as was done with other stock options in connection with the Company’s spin-off of SunPower Corporation. The proxy statement accurately discloses the spin-adjusted number of 5,150 options held indirectly by Mr. Rodgers.

(4) Shares Counted Twice in the Proxy Statement: 2,010 shares of common stock indirectly held by Mr. Rodgers were counted twice in the 2009 proxy statement. On page 25, footnote 2 of our 2009 proxy statement, we erroneously included the 2,010 shares as part of the 47,010 shares of common stock indirectly held by Mr. Rodgers and as part of the 4,861,093 shares of common stock directly held by Mr. Rodgers. As a result, the total number of shares held directly by Mr. Rodgers was overstated by the 2,010 shares, and that overstated number was incorporated into the beneficial ownership table on page 24. The correct number of shares directly held by Mr. Rodgers under footnote 2 should be 4,859,083. On the beneficial ownership table on page 24 of the 2009 proxy statement, the total number of shares of common stock held by Mr. Rodgers should be 16,266,966.

(5) Rounding Issue: We suspect that two shares included in the 13D/A filing but not included in the proxy statement may be the result of rounding of fractions resulting from stock option adjustments that occurred in connection with the SunPower spin. We respectfully advise the Staff that upon reconciliation of our records, we will include disclosure in Mr. Rodgers’ future filings explaining the two share difference.

The table below shows a reconciliation of the shares disclosed in Mr. Rodgers’ Schedule 13D/A versus those disclosed in our 2009 proxy statement:

Shares disclosed in 13D/A	17,362,383

Options exercisable after 60 days	(989,968)
Forfeited restricted stock	(109,351)
Spin-adjustment on shares held by Valeta Massey	3900
Double counting	2,010
Rounding issue	2

Shares disclosed in proxy statement	16,268,976

Statement of the Company

As requested by the Staff, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure of the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please direct these to me at (408) 943-2754. In addition, we would request that you provide a facsimile of any additional comments that you may have to my attention at (408) 943-4730. Thank you for your assistance.

Sincerely,

/s/ Brad W. Buss
Brad W. Buss
Chief Executive Officer, Executive Vice President, Finance and Administration

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